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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 45310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nationwide Planning Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
115 West Century Road, Suite 360
(No. and Street)

Paramus	**NJ**	**07652**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Karalewich **(201) 476-0029**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*
Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Ste 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Michael Karalewich**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Nationwide Planning Associates, Inc.**, as of **December 31**, **2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AFERDITA ISUFI
NOTARY PUBLIC-NEW JERSEY
Comm Expires July 07, 2024

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Nationwide Planning Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nationwide Planning Associates, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2006.

March 30, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Nationwide Planning Associates, Inc.

Financial Statements

For the Year Ended

December 31, 2020

Nationwide Planning Associates, Inc.
Statement of Financial Condition
December 31, 2020

Assets

		2020
Cash	$	391,510
Deposits with clearing broker		100,000
Due from clearing broker		1,918,142
Accounts receivable		436,874
Due from related party		3,180
Advances to brokers and employees		60,248
Prepaid Expenses		75,319
Property and equipment, net of accumulated depreciation of $ (1,222,580)		316,795
Right of use asset		1,442,647
Deposits		76,799
Total Assets	$	4,821,514

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	40,195
Commissions payable		589,196
Subordinate Loan		250,000
Lease Liability		1,728,154
Paycheck Protection Program Loan		316,587
Total Liabilities	$	2,924,132
Stockholders' Equity	$	1,897,382
Total Liabilities and Stockholders' Equity	$	4,821,514

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Operations
For the Year Ended December 31, 2020

	2020
REVENUES	
Commissions	$ 12,469,498
Mutual Fund Fees	2,861,016
Private Placements	876,271
Interest Income	54,193
Fees from Registered Representatives	615,147
Other Income	290,414
Total Revenues	$ 17,166,539
General and Administrative Expenses	
Commissions, compensation and benefits	$ 13,885,131
Clearing services	821,935
Technology and communications	203,044
Occupancy & Equipment	716,148
Interest	34,375
Other expenses	757,594
Total Expenses	$ 16,418,227
Net Income	$ 748,312

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2020

		2020
Cash flows from Operating Activities:		
Net Income	$	748,312
Items which do not impact cash:		
Depreciation		153,163
Adjustments to reconcile net income to net cash		
Provided by operations:		
Increase in accounts receivable		(130,917)
Increase in due from clearing broker		(327,865)
Increase in prepaid expenses		(4,018)
Increase in advances to brokers and employees		(53,614)
Decrease in right of use asset		355,851
Increase in accounts payable and accrued expenses		6,901
Increase in commissions payable		128,449
Decrease in lease liability		(438,917)
Net Cash Provided By Operating Activities	$	437,345
Cash flows from Investing Activities:		
Purchase of Equipment		(25,690)
Net Cash Used By Investing Activities	$	(25,690)
Cash Flows from Financing Activities		
Proceeds from Paycheck Protection Program Loan		316,587
Distributions		(350,000)
Net Cash Used by Financing Activities	$	(33,413)
Net Increase in Cash		378,242
Cash		
Beginning of Year	$	13,268
End of Year	$	391,510
Supplemental Cash Flow Disclosures		
Cash paid during the year for interest	$	34,375

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2020

Balance at December 31, 2019	$	250,000
Balance at December 31, 2020	$	250,000

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2020

Balance, December 31, 2019	$ 1,499,070
Distributions	$ (350,000)
Net Income	$ 748,312
Balance, December 31, 2020	$ 1,897,382

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Notes to Financial Statement
December 31, 2020

NOTE A - Summary of Significant Accounting Policies

Organization and Description of Business: Nationwide Planning Associates, Inc. (the "Company"), is a New Jersey Corporation formed in October 1992. Its principal business activity is selling mutual funds, variable annuities, individual equity and fixed income securities, and insurance products.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company does not carry customer accounts or perform custodial functions related to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearing broker) on a fully disclosed basis.

Cash: The Company maintains its cash accounts in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is taxed as an S corporation. Therefore, the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

NOTE A - Summary of Significant Accounting Policies (Continued)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue from Contracts with Customers: Revenue from contracts with customers includes commission and concession income and private placement services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether contraints on variable consideration should be applied due to uncertain furture events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Private placement revenue primarily consists of selling commissions and marketing allowance fees for the sale of interests in an offering. The Company recognizes private placement revenue upon the sale of each interest as this satisfies the only performance obligation identified by the Company.

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Marketing or distribution fees are recognized over time (12B-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Revenue is recognized in accordance with these agreements.

NOTE A - Summary of Significant Accounting Policies (Continued)

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

Accounts Receivable: Accounts receivable are non-interesting-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for the uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on managements's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments-Credit Losses (Topic 36): Measurement of Credit Losses on Financial Statements," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized costs. The Company adopted ASU No. 2016-13 on January 1. 2020 using the modified retrospective approach with no material impact to its financial position, results of operations or cash flows.

NOTE B - Net Capital

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $1,548,381 which was $1,466,282 in excess of its required net capital of $82,099 and its ratio of aggregate indebtedness to net capital was 0.80 to 1.0.

NOTE C - Off Balance Sheet Risk

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D - Clearing Agreement

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with these agreements, the Company is required to maintain a deposit in cash or securities. The deposit is refundable if, and when, the Company ceases doing business with the clearing broker.

The receivable from the clearing broker consists of commissions receivable as well as funds held in various accounts.

Nationwide Planning Associates, Inc.
Notes to Financial Statement
December 31, 2020

NOTE E - Leases

The Company has obligations for office space with initial noncanceable terms in excess of one year. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes a lease liability and a right of use (ROU) asset on its balance sheet by recognizing the lease liability of all such leases based on the present value of future lease payments. The Company uses an incremental borrowing rate based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). Lease costs for lease payments is recognized on a straight-line basis over the lease terms.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset the Company is reasonably certain to excercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease terms.

Maturity of the lease liability under the noncancelable operating leases with intial nonconceable terms in excess of one year are as follows

2021	$ 539,754
2022	553,591
2023	324,324
2024	89,337
Thereafter	461,114
Total	$1,968,120

Total undiscounted lease payments	$1,968,120
Less imputed interest	(239,966)
Total lease liability	$1,728,154
Weighted average remaining lease term:	
Operating leases	4.37 years
Weighted average discount rate:	
Operating Leases	6%

NOTE E - Leases (Continued)

The Company's office space leases require it to make variable payments for the Company's proportionate share of operating expenses (i.e., building property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine the lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with all leases for the year ended December 31, 2020 was $562,985.

The operating lease liability exceeds the operating lease ROU asset due to an unamortized lease incentive.

NOTE F - Retirement Plan

The Company has an employer sponsored 401(k) plan which is offered to all eligible employees. There were no employer contributions to the plan for the year ended December 31, 2020.

NOTE G - Contingencies

The Company is subject to arbitrations and litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020.

NOTE H - Liabilities Subordinated to the Claims of General Creditors

The $250,000 subordinate loan represents a loan subordinated to the claims of general creditors as of December 31, 2020. The subordinate loan is covered by an agreement approved by the Financial Industry Regulatory Authority (FINRA) and is thus available in computing net capital under the Securities and Exchange Commissions's uniform net captial rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net captial, it may not be repaid. The subordinated borrowing is with a related party and bears interest at 15%.

The subordinated will loan mature when the lender provides notice to the Company of its desire to terminate the loan agreement.

NOTE I - Related Parties

The Company has a shared services agreement with a related company owned by the Company's stockholders. The Company provides the related company with administrative staff, office space and related operating expenses in exchange for fees. Fees are payable monthly in amounts sufficient to cover costs incurred on behalf of the related party. Fees recognized under the agreement for 2020 were approximately $290,414 and have been included in other income in the accompanying statement of operations.

NOTE J - Economic Risks

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these worldwide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Nationwide Planning Associates, Inc.

Supplemental Information

Schedule I
Nationwide Planning Associates, Inc.

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission Act of 1934
As of December 31, 2020

NET CAPITAL:		2020
Total stockholders' equity	$	1,897,382
Plus subordinate loan	$	250,000
Less non-allowable assets:		
Property and equipment, net		316,795
Deposits		76,799
Advances to brokers and employees		60,248
Due to related parties		3,180
Prepaid Expenses		75,319
Accounts receivable, net of related commission payable		65,814
Total Deductions		(598,155)
Net capital before haircuts	$	1,549,227
Less haircuts	$	(846)
Net Capital	$	1,548,381
Minimum net capital required	$	50,000
Minimum net capital based on aggregate indebtedness	$	82,099
Excess net capital	$	1,466,282
Aggregrate indebtedness	$	1,231,485
Ratio of aggregate indebtedness to net capital		.80 to 1.0

There is no significant difference between the Company's computation of net capital Under Rule 15c3-1 and its amended Part IIA of Form X-17A-5 as of December 31, 2020.

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

Schedule III
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Nationwide Planning Associates, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Nationwide Planning Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Nationwide Planning Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Nationwide Planning Associates, Inc. stated that Nationwide Planning Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year with exceptions as noted in the exemption report. Nationwide Planning Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nationwide Planning Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 30, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

NATIONWIDE
PLANNING ASSOCIATES, INC.
Member FINRA • SIPC

115 West Century Road, Suite 360
Paramus, NJ 07652
Phone (201) 476-0029 Fax (201) 476-0132

BROKER DEALERS ANNUAL EXEMPTION REPORT

Nationwide Planning Associates, Inc claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.
Nationwide Planning Associates, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2020 with the following exceptions:

Item	Exception	Date	Description
1	Customer check forwarded 5 business days after taking receipt from the firm's main office (CRD# 258203) registered location.	1/2/2020	This was a situation where check was kept in a safe pending clarification from the rep as to the account # where check should be deposited. This was an error by the processor where she forgot about the check being kept in the safe and not realizing it after several days.
2	Customer check forwarded 5 business days after taking receipt from the firm's main office (CRD# 258203) registered location.	1/2/2020	This was a situation where check was kept in a safe pending clarification from the rep as to the account # where check should be deposited. This was an error by the processor where she forgot about the check being kept in the safe and not realizing it after several days.
3	Customer check forwarded 2 business days after taking receipt from the firm's Cherry Hill (CRD# 668791) registered location.	1/15/2020	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
4	Customer check forwarded 3 business days after taking receipt from the firm's Hato Rey (CRD# 557061) registered location.	2/13/2020	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
5	Customer check forwarded 2 business days after taking receipt from the firm's main office (CRD# 258203) registered location.	2/14/2020	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
6	Customer check forwarded 2 business days after taking receipt from the firm's main office (CRD# 258203) registered location.	2/14/2020	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
7	Customer check forwarded 2 business days after taking receipt from the firm's Hackensack (CRD# 442005) registered location.	2/28/2020	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
8	Customer check forwarded 2 business days after taking receipt from the firm's Hato Rey (CRD# 557061) registered location.	4/13/2020	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
9	Customer check forwarded 2 business days after taking receipt from the firm's Hato Rey (CRD# 557061) registered location.	4/13/2020	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
10	Customer check forwarded 2 business days after taking receipt from the firm's Hato Rey (CRD# 557061) registered location.	4/30/2020	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
11	Customer check forwarded 2 business days after taking receipt from the firm's Hato Rey (CRD# 557061) registered location.	4/30/2020	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
12	Customer check forwarded 2 business days after taking receipt from the firm's Humacao (CRD# 723088) registered location.	6/17/2020	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
13	Customer check forwarded 3 business days after taking receipt from the firm's Humacao (CRD# 723088) registered location.	7/21/2020	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
14	Customer check forwarded 2 business days after taking receipt from the firm's Hato Rey (CRD# 557061) registered location.	8/5/2020	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
15	Customer check forwarded 2 business days after taking receipt from the firm's Humacao (CRD# 723088) registered location.	8/11/2020	The firm identified the exception noted during the course of its routine branch office inspection. There was a new account pending approval from Home Office where the checks were to be deposited. The account was approved on 8/12/2020 and the check was deposited through the NetX 360 Mobile Deposit feature that allows deposits of checks day after a new account is opened.
16	Customer check forwarded 2 business days after taking receipt from the firm's Humacao (CRD# 723088) registered location.	8/11/2020	The firm identified the exception noted during the course of its routine branch office inspection. There was a new account pending approval from Home Office where the checks were to be deposited. The account was approved on 8/12/2020 and the check was deposited through the NetX 360 Mobile Deposit feature that allows deposits of checks day after a new account is opened.
17	Customer check forwarded 2 business days after taking receipt from the firm's Humacao (CRD# 723088) registered location.	8/11/2020	The firm identified the exception noted during the course of its routine branch office inspection. There was a new account pending approval from Home Office where the checks were to be deposited. The account was approved on 8/12/2020 and the check was deposited through the NetX 360 Mobile Deposit feature that allows deposits of checks day after a new account is opened.

18	Customer check forwarded 2 business days after taking receipt from the firm's Humacao (CRD# 723088) registered location.	8/11/2020	The firm identified the exception noted during the course of its routine branch office inspection. There was a new account pending approval from Home Office where the checks were to be deposited. The account was approved on 8/12/2020 and the check was deposited through the NetX 360 Mobile Deposit feature that allows deposits of checks day after a new account is opened.
19	Customer check forwarded 2 business days after taking receipt from the firm's main office (CRD# 258203) registered location.	9/11/2020	The firm identified the exception while reviewing its Checks Received/Disbursed Blotter. As per the notes in the blotter, the check was not forwarded the next business day due pending paperwork from the registered rep.
20	Customer check forwarded 2 business days after taking receipt from the firm's main office (CRD# 258203) registered location.	11/23/2020	The firm identified the exception noted during the course of its routine branch office inspection. There was a new account pending approval where the check was to be deposited. The account was approved on 11/24/2020 and the check was deposited through the NetX 360 Mobile Deposit feature which allows deposits of checks day after a new account is opened.
21	Customer check forwarded 2 business days after taking receipt from the firm's main office (CRD# 258203) registered location.	11/23/2020	The firm identified the exception noted during the course of its routine branch office inspection. There was a new account pending approval where the check was to be deposited. The account was approved on 11/24/2020 and the check was deposited through the NetX 360 Mobile Deposit feature which allows deposits of checks day after a new account is opened.
22	Customer check forwarded 2 business days after taking receipt from the firm's Hato Rey (CRD# 557061) registered location.	12/4/2020	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
23	Customer check forwarded 2 business days after taking receipt from the firm's Hato Rey (CRD# 557061) registered location.	12/4/2020	The firm identified the exception noted during the course of its routine branch office inspection and has taken corrective action.
24	Customer check forwarded 2 business days after taking receipt from the firm's Humacao (CRD# 723088) registered location.	12/10/2020	The firm identified the exception noted during the course of its routine branch office inspection. There was a new account pending approval from Home Office where the checks were to be deposited. The account was approved on 12/11/2020 and the check was deposited through the NetX 360 Mobile Deposit feature the next business day. NetX 360 Mobile Deposit feature does not allow deposits of checks same day the account is opened.

Michael J. Karalewich, CFP®
Chief Executive Officer
March 2, 2021